Exhibit 3.3

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO LOWER THE AUTHORIZED SHARES OF SERIES A PREFERRED AND CLARIFY THE COMPANY’S PREFERRED STOCK OF NANO MOBILE HEALTHCARE, INC.

It is hereby certified that:

1. The current name of the corporation is Nano Mobile Healthcare, Inc. (the “Corporation”).

2. The Corporation filed its Certificate of Incorporation with the Delaware Secretary of State on January 9, 2015 under the name Vantage mHealthcare, Inc. and filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on September 8, 2015 to change its name to Nano Mobile Healthcare, Inc. (as amended, the “Certificate”).  The Corporation filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on March 5, 2018 increasing the number of common stock to 100,000,000,000 and changing the par value to $.00001 per share for the Common stock and the Preferred Stock and authorizing the Corporations reverse split of its common stock in a ratio of 1 for 10 to 1 for 100,000 with such ratio being determined by the Corporation’s Board of Directors.  The Corporation filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on May 24, 2018 to provide for the reverse split of the Preferred Stock that was not completed when the common stock reverse split was accomplished on March 21, 2016.

3. The Certificate of the Corporation is hereby amended as follows:

By deleting the first sentence in Article FIFTH, Section A, in its entirety and replacing it with the following:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 100,100,000,000 shares, consisting of 100,000,000,000 shares of common stock, par value $0.00001 (the “Common Stock”), and 100,000,000 shares of Preferred Stock, par value $0.00001 (the “Preferred Stock”).   The 100,000,000 shares of Preferred Stock includes the Authorization of 2,347,337 Shares of Series A Preferred Stock; and 2,535 Shares of Series B Preferred Stock and 2,000,000 shares of Series C Preferred Stock and 1,000,000 shares of Series D Preferred Stock.  The Remaining 94,650,128 of the 100,000,000 Authorized Preferred Stock will be available to authorize allocations by for additional future Preferred Series of Stock”

4. This Certificate of Amendment to the Certificate was duly adopted pursuant to the provisions of Sections 141 and 242 of the Delaware General Corporation Law (the “DGCL”).

5. Pursuant to Section 228(a) of the DGCL, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions has been given in accordance with Section 228(e) of the DGCL.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Incorporation as of June 6, 2018.

NANO MOBILE HEATHCARE, INC

By: /s/ Joseph C. Peters
Joseph C. Peters, Chief Executive Officer